Exhibit 1.02

InfoSonics Corporation

2013 Conflict Minerals Report

This is the Conflict Minerals Report (the “Report”) for InfoSonics Corporation (“InfoSonics” , “we”, “us” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the calendar year ended December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

1.	Company Overview

InfoSonics, founded in 1994, is a Maryland corporation. We are a provider of wireless handsets (including feature phones and smartphones), tablets and accessories to carriers, distributors and original equipment manufacturers (“OEMs”) in Latin America, Asia Pacific, Europe, Africa and the United States. We design, develop, source and sell our proprietary line of products under the verykool® brand and on a private label basis to certain customers.

Our corporate headquarters are in San Diego, California. We have wholly owned subsidiaries in Central and South America, which conduct some of our business activities in their respective regions, as well as subsidiaries in Hong Kong and China where we previously conducted research and development of certain verykool® products, oversee production at contract manufacturers, conduct quality control and monitor third party logistics and warehousing for shipment to our customers.

2.	Products Overview

Wireless phones and tablets are electronic devices that contain printed circuit board assemblies (“PCBAs”) that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products. Typically, the PCBAs in our verykool® products require the use of tin, tungsten, tantalum, and gold, which are considered conflict minerals. We source our verykool® products in two ways. The majority of our phones are designed and manufactured by third parties with software that is customized to our specification requirements and branded verykool®. For these products, we do not exercise any influence over the manufacturing process or the materials, parts and components included in the products. Certain of our phone models, primarily our ruggedized product line which comprised 18.3% of our 2013 sales, were designed by us and manufactured for us by contract manufacturers with parts and components purchased from an approved list of suppliers. It is these products where we exercised significant influence over the manufacturing process that are covered by this Conflict Minerals Report. We determined that during the 2013 calendar year, we contracted to manufacture our verykool® ruggedized products and certain other verykool® models containing conflict minerals and that the use of these minerals was necessary to the functionality or production of the products. Accordingly, we performed further inquiries and due diligence as described below.

3.	Supply Chain Overview

Our supply chain is complex. There are multiple tiers between our company and the mines and smelters that produce the minerals. Accordingly, we rely on our direct contract manufacturers to provide information on the origin of the conflict minerals contained in components which are included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions;

•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template (the “Template”) designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	sending reminders to suppliers who did not respond to our requests for information.

4.	Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

Along with sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions, we conducted a survey of our active suppliers using the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters that produce the metals from raw ore. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as instructions for supplier due diligence. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. We reviewed responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses and sent reminders to suppliers who did not respond to our requests for information.

We identified five contract manufacturers who fell within the scope of our 2013 RCOI. We sent the Template to those direct suppliers and have been in contact with them regarding their due diligence efforts. All five suppliers indicated they were unsure of the origin of the conflict minerals included in the components built into the products they supplied to us.

Due to the breadth and complexity of our products and supply chain, it will take time for our suppliers to verify the origin of all of the minerals, and they may not succeed in determining the origin of all or any such minerals.

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

5.	Conflict Minerals Status Analysis and Conflict Status Conclusion

We have concluded that our supply chain remains “DRC conflict undeterminable.” We reached this conclusion because we have been unable to determine the origin of all of the 3TG minerals used in products we designed and contracted third parties to manufacture.

6.	Due Diligence Program

6.1.	Conflict Minerals Policy

In April 2014, we made the decision to discontinue our process of internally designing and contract manufacturing some of our products. As of the filing of this Report, we have eliminated our design team in China and are now in the process of completing final production for customer orders on previously designed products. We expect this process to be completed by December 31, 2014. In the future, we may provide our suppliers with industrial designs and functional specifications for certain products, but will not have influence over the manufacture of the products, including the materials, parts and components to be used in the manufacturing of the finished products. As a result, in 2015 we will no longer be manufacturing or contracting to manufacture any of our products and will have no influence over their production. We will no longer be subject to the reporting obligations of Rule 13p-1 or Form SD and, consequently, have not formulated a Conflict Minerals Policy.

6.2.	Due Diligence Process

Design and Description of Our Due Diligence Process

Our due diligence processes and efforts for this Form SD were developed in conjunction with the second edition of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines. During our due diligence process we worked with designated members of our Product Management team, as well as our China-based design and manufacturing control team who work closely with our contract manufacturers.

7.	Identify and Assess Risk in the Supply Chain

We spent considerable effort identifying risks in our supply chain through our RCOI process discussed in detailed above. Because we are in the process of terminating our contract manufacturing activities, we have not had significant engagement in implementing a strategy to respond to identified risks.

8.	Audit of and Report on Supply Chain Due Diligence

We do not have a direct relationship with any 3TG smelters and refiners and do not perform or direct audits of these entities in our supply chain. However, we support industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program. We have not obtained an audit by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required. This Report is our report on our supply chain due diligence.